UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Registrant as Specified in its Charter)

Nevada	000-52213	33-0963637
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

655 Wheat Lane

Wood Dale, IL 60191

(Address of principal executive office)

(630) 350-9400

(Registrant’s telephone number)

May 13, 2011

POWER SOLUTIONS INTERNATIONAL, INC.

655 Wheat Lane

Wood Dale, Illinois 60191

(630) 350-9400

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Notice of Change in the

Majority of the Board of Directors

May 13, 2011

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement is being furnished to all (1) holders of record of common stock, par value $0.001 per share (“Common Stock”), of Power Solutions International, Inc. (f/k/a Format, Inc.) (the “Company” and, with respect to periods prior to the consummation of the Merger (as defined below), sometimes being referred to herein as “Format”), and (2) holders of record of Series A Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”), of the Company, at the close of business on May 9, 2011 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with an anticipated change in a majority of the members of the Company’s Board of Directors (the “Board”) other than at a meeting of shareholders. This Information Statement is being distributed to shareholders of the Company on or about May 13, 2011.

No vote or other action of the Company’s shareholders is required in connection with this information statement. No proxies are being solicited and you are requested not to send the Company a proxy.

Summary of Transactions

On April 29, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, The W Group, Inc., a Delaware corporation (“The W Group”), and PSI Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub merged with and into The W Group (the “Merger”), and The W Group remained as the surviving corporation in the Merger, becoming a wholly-owned subsidiary of the Company. As a result of the Merger, the Company has succeeded to the business of The W Group. Pursuant to the Merger Agreement, at the closing of the Merger on April 29, 2011, the outstanding shares of common stock of The W Group held by the three stockholders of The W Group at the closing of the Merger converted into an aggregate of 10,000,000 shares of Common Stock and 95,960.90289 shares of Preferred Stock.

In connection with the Merger, the Company entered into a stock repurchase and debt satisfaction agreement (the “Repurchase Agreement”) with Ryan Neely, Format’s sole director and executive officer immediately prior to the closing of the Merger, and his wife, Michelle Neely. Pursuant to the Repurchase Agreement, at the time of consummation of the Merger, (1) the Company repurchased 3,000,000 shares of Common Stock from Ryan Neely and Michelle

Neely, which represented approximately 79.57% of the shares of Common Stock outstanding immediately prior to the consummation of the Merger and the Private Placement (as defined below) (without giving effect to the Reverse Split (as defined below)), and immediately thereafter the Company cancelled those shares, and (2) Ryan Neely and Michelle Neely terminated all of their right, title and interest in and to, and released the Company from any and all obligations it had with respect to, the loans made by Ryan Neely and Michelle Neely to the Company from time to time (which, as of the closing of the transactions contemplated by the Repurchase Agreement, were in aggregate principal amount of $114,156), in exchange for aggregate consideration of $360,000 (collectively, the “Stock Repurchase”). In addition, Ryan and Michelle Neely released the Company from any obligations the Company had to them in respect of any other amounts (including any accrued compensation) that may have at any time been owing from the Company prior to the closing of the Merger.

Concurrently with the closing of the Merger, on April 29, 2011, the Company entered into a purchase agreement (the “Private Placement Purchase Agreement”) with 29 accredited investors and issued to these investors an aggregate of 18,000 shares of Preferred Stock, together with warrants to purchase initially an aggregate of 24,000,000 shares of Common Stock (the “Private Placement Warrants”), at an initial exercise price of $0.40625 per share (subject to adjustment as set forth in the Private Placement Warrants), for a purchase price of $1,000 per share and the related Private Placement Warrants (the “Private Placement”). The Company received total gross proceeds of $18,000,000 in consideration for the sale of the shares of Preferred Stock and the Private Placement Warrants in the Private Placement.

Each share of Preferred Stock is initially convertible into 2,666.666667 shares (subject to adjustment as set forth in the Certificate of Designation of the Preferred Stock (the “Certificate of Designation”)) of Common Stock, subject to the limitations on conversion set forth in the Certificate of Designation, at an initial conversion price of $0.375 per share, subject to adjustment as set forth in the Certificate of Designation, and upon the terms and conditions set forth in the Certificate of Designation as discussed under “Security Ownership of Certain Beneficial Owners and Management” below. Giving effect to the 1-for-32 reverse stock split of shares of Common Stock approved by the Company’s board of directors in connection with the consummation of the Merger (immediately following the effectiveness of which every 32 shares of issued and outstanding Common Stock will be automatically converted into one share of Common Stock) (the “Reverse Split”), as if it occurred immediately following the closing of the Merger and the Private Placement, the conversion price at which each share of Preferred Stock would convert into shares of Common Stock would be $12.00 per share. Giving effect to the Reverse Split, as if it occurred immediately following the closing of the Merger and the Private Placement, the Private Placement Warrants would represent the right to purchase an aggregate of 750,000 shares of Common Stock, at an exercise price of $13.00 per share.

In connection with the Merger and the Private Placement, the Company’s board of directors approved the merger of the Company with and into a Delaware corporation that will be newly-created as a wholly owned subsidiary of the Company, which merger will be effected for the purpose of changing the Company’s jurisdiction of incorporation from Nevada to Delaware (the “Migratory Merger”). The Reverse Split may be effected through the consummation of the Migratory Merger, whereby each 32 shares of Common Stock would be exchanged for one share of common stock of the surviving entity in the Migratory Merger. In such case, the consummation of the Migratory Merger will constitute the Reverse Split. The consummation by the Company of each of the Reverse Split and the Migratory Merger is subject to the approval of the Company’s shareholders at a meeting of the Company’s shareholders.

In connection with the Private Placement, each of the current shareholders of the Company who was a stockholder of The W Group and who received shares in the Merger and Kenneth Landini, who received shares of Preferred Stock as a gift from Gary Winemaster (a stockholder and the Chief Executive Officer and President of The W Group immediately prior to the consummation of the Merger, and now the Company’s Chairman of the Board, Chief Executive Officer and President) and Kenneth Winemaster (a stockholder and Senior Vice President and Secretary of The W Group immediately prior to the consummation of the Merger, and now the Company’s Senior Vice President and Secretary) following the consummation of the Merger, as described below, entered into voting agreements (collectively, the “Voting Agreements”), pursuant to which such person agreed to vote his shares of Common Stock and Preferred Stock, as applicable, in favor of the Reverse Split and the Migratory Merger. As of the Record Date, the persons who entered into the Voting Agreements hold, in the aggregate, a substantial majority of the voting securities of the Company. Accordingly, approval of the Reverse Split and the Migratory Merger is assured.

Pursuant to the Private Placement Purchase Agreement, the Company has agreed to file with the U.S. Securities and Exchange Commission (“SEC”) within 60 days of the closing of the Merger, and deliver to its shareholders of record, a proxy statement on Schedule 14A (the “Proxy Statement”) for the purpose of submitting to its shareholders the approval of the Reverse Split and the Migratory Merger at a meeting of the Company’s shareholders. The Company has agreed to use its commercially reasonable best efforts to hold the meeting of the Company’s shareholders within 120 days after the closing of the Merger. Shareholders of the Company are urged to read the Proxy Statement, the documents incorporated by reference in the Proxy Statement, the other documents filed with the SEC and other relevant materials when they become available because they will contain important information about the Reverse Split and the Migratory Merger. Shareholders will be able to obtain these documents free of charge at the SEC’s website (http://www.sec.gov). The directors, executive officers and certain other members of management and employees of the Company and its subsidiaries are participants in the solicitation of proxies in favor of approval of the Reverse Split and the Migratory Merger. Information about the directors and executive officers of the Company is set forth in this Information Statement. Additional information regarding the interests of such participants will be included in the Proxy Statement and the other relevant documents filed with the SEC when they become available.

In connection with the Private Placement, the Company also issued a warrant to purchase initially 3,360,000 shares (subject to the limitations on exercise set forth in the Roth Warrant (as defined below)) of Common Stock, at an initial exercise price of $0.4125 per share, subject to adjustment as set forth in the Roth Warrant, to ROTH Capital Partners, LLC (the “Roth Warrant”). Giving effect to the Reverse Split, as if it occurred immediately following the closing of the Merger and the Private Placement, the Roth Warrant would represent the right to purchase an aggregate of 105,000 shares of Common Stock, at an exercise price of $13.20 per share.

In connection with, but prior to, the consummation of the Merger, Gary Winemaster and Thomas Somodi (a stockholder and the Chief Operating Officer and Chief Financial Officer of The W Group immediately prior to the consummation of the Merger, and now the Company’s Chief Operating Officer and Chief Financial Officer) entered into a Purchase and Sale Agreement (the “Principal Purchase and Sale Agreement”) on April 28, 2011, effective on the closing of the Merger. Pursuant to the Principal Purchase and Sale Agreement, Mr. Winemaster agreed to purchase from Mr. Somodi, and Mr. Somodi agreed to sell to Mr. Winemaster, all of the shares of Preferred Stock and Common Stock received by Mr. Somodi in the Merger, at an initial closing to occur within 90 days following the closing of the Merger, in exchange for (1) a cash payment equal to $2,500,000, payable at such initial closing, (2) an additional cash payment equal to $1,750,000, payable after the earlier of the hiring by the Company of a new Chief Financial Officer (which the Company has agreed to endeavor to do as soon as reasonably possible) and April 29, 2013, two years after the closing of the Merger (provided that Mr. Winemaster has agreed to make such payment in no event later than the later of 60 days after such earlier date and eight months following the closing of the Merger), and (3) Mr. Winemaster’s agreement to transfer to Mr. Somodi shares of Common Stock, or a cash payment in lieu thereof, upon the Company’s achievement of certain market value per share of Common Stock milestones, all upon, and in accordance with, the terms and conditions set forth in the Principal Purchase and Sale Agreement.

Additionally, following the closing of the Merger, on May 2, 2011, each of Gary Winemaster and Kenneth Winemaster transferred 295.008 shares of Preferred Stock (representing an aggregate of 590.016 shares of Preferred Stock) as a gift to Kenneth Landini, who was a member of the board of directors of The W Group immediately prior to the closing of the Merger and will be, commencing on the Effective Date (as defined below), a member of the Board.

Capital Stock of the Company

Immediately following the effectiveness of the Reverse Split, each issued and outstanding share of Preferred Stock will automatically convert into a number of shares of Common Stock equal to $1,000 divided by the conversion price then in effect. Accordingly, immediately following the effectiveness of the Reverse Split, the aggregate of 113,960.90289 outstanding shares of Preferred Stock, representing all of the shares of Preferred Stock issued in the Merger and in the Private Placement, will automatically convert into an aggregate of 9,496,742 shares of Common Stock (assuming a conversion price of $12.00 per share, giving effect to the Reverse Split, and assuming that no shares of Preferred Stock have previously been converted).

As of the Record Date, and without giving effect to the Reverse Split, the Company had outstanding 10,770,083 shares of Common Stock and 113,960.90289 shares of Preferred Stock, of which (a) an aggregate of 770,083 shares of Common Stock were held by the holders of Common Stock who were shareholders of the Company prior to the Merger (representing approximately 1.57% of the total voting power of the outstanding capital stock of the Company), (b) an aggregate of 10,000,000 shares of Common Stock and 95,960.90289 shares of Preferred Stock were held by Gary Winemaster, Kenneth Winemaster, Thomas Somodi and Kenneth Landini (representing approximately 86.11% of the total voting power of the outstanding capital stock of the Company (giving effect to the limitations on conversion of the Preferred Stock set forth in the Certificate of Designation)), and (c) an aggregate of 18,000 shares of Preferred Stock were held by investors in the Private Placement (representing approximately 12.32% of the total voting power of the capital stock of the Company (giving effect to the limitations on conversion of the Preferred Stock set forth in the Certificate of Designation)). Accordingly, the consummation of the Merger, the Private Placement and the Stock Repurchase resulted in a change of control of the Company.

Change in Board of Directors and Executive Officers

Prior to the closing of the Merger and the Private Placement, Ryan Neely was the sole member of the Board, and the only executive officer, of the Company. The Company’s articles of incorporation (the “Articles of Incorporation”) and its bylaws provide that the Board has the authority to set the size of the Board from between one and 15 directors and, pursuant thereto, immediately prior to the consummation of the Merger, the Stock Repurchase and the Private Placement, the Board expanded the size of the Board to six members. Pursuant to the terms of the Articles of Incorporation, the Board is classified with respect to the terms for which its members will hold office by dividing the members into three classes, with the terms of the directors of one class expiring at each annual meeting of the Company’s shareholders, subject to the appointment and qualification of their successors. See “Directors and Officers After the Merger—Terms of Office” below.

Mr. Neely, as the sole member of the board of directors of Format immediately prior to the consummation of the Merger, approved the appointment of Gary Winemaster to fill one of the newly-created vacancies on the Board as a member of Class I of the Board, effective immediately following the closing of the Merger and the Private Placement, and approved the appointments of (1) Thomas Somodi as a member of Class III of the Board, (2) each of Kenneth Winemaster and Kenneth Landini as a member of Class II of the Board, and (3) H. Samuel Greenawalt as a member of Class I of the Board, to fill the remaining vacancies on the Board, in each case effective as of the date that is ten days after the date on which the Company files with the SEC and mails to the Company’s shareholders this information statement (the “Effective Date”). In connection with such action, Mr. Neely (1) designated himself as a member of Class III of the Board, and (2) delivered his irrevocable resignation (A) from each office held by him with the Company, effective immediately following the closing of the Merger and the Private Placement, and (B) from the Board, effective on the Effective Date.

Accordingly, as of May 13, 2011, the date of this Information Statement, Ryan Neely and Gary Winemaster are the only members of the Board. Assuming the filing of this Information Statement with the SEC, and its distribution to the Company’s shareholders, on May 13, 2011, the Effective Date will be May 23, 2011.

VOTING SECURITIES

Each share of Common Stock entitles the holder thereof to one vote. Each holder of a share of Preferred Stock is entitled to vote with the holders of Common Stock as a single class on all matters voted on by holders of Common Stock. Each share of Preferred Stock entitles the holder thereof to cast the number of votes equal to the total number of votes which could be cast in such vote by a holder of the number of shares of Common Stock into which such shares of Preferred Stock are convertible as of the date immediately prior to the record date for such vote (subject to the limitations on conversion set forth in the Certificate of Designation as discussed under “Security Ownership of Certain Beneficial Owners and Management” below).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 9, 2011, certain information with respect to the beneficial ownership of the Common Stock and the Preferred Stock by (1) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock and/or the Preferred Stock, as applicable, (2) each of the Company’s directors and each person named to become a director on the Effective Date, (3) each of the Company’s executive officers and (4) all of the Company’s directors and executive officers as a group, giving effect to the Merger, the Private Placement and the Stock Repurchase.

Each share of Preferred Stock is initially convertible into a number of shares of Common Stock equal to $1,000 divided by the conversion price then in effect, subject to the limitations on conversion set forth in the Certificate of Designation. Prior to the Reverse Split, no holder of Preferred Stock will have the right to, and the Company will not have any obligation to issue to any holder, shares of Common Stock upon conversion of shares of Preferred Stock in excess of the product of (1) the difference between the then-authorized number of shares of Common Stock less an amount equal to one hundred and ten percent (110%) of the number of shares of Common Stock issued and outstanding as of the closing date of the Merger, multiplied by (2) a percentage equal to a fraction, the numerator of which is the number of shares of Common Stock issuable upon conversion of the shares of Preferred Stock then held by such holder (without giving effect to any limitation on conversion thereof), and of which the denominator is the total number of shares of Common Stock issuable upon conversion of all shares of Preferred Stock outstanding as of the closing of the Merger (without giving effect to any limitation on conversion thereof), giving effect to the consummation of the Merger and the Private Placement.

The table below also sets forth beneficial ownership information of the Common Stock and Preferred Stock on a pro forma basis as if the Reverse Split occurred contemporaneously with the closing of the Merger. Immediately following the effectiveness of the Reverse Split, each issued and outstanding share of Preferred Stock will automatically convert into a number of shares of Common Stock equal to $1,000 divided by the conversion price then in effect, subject to the limitations on conversion set forth in the Certificate of Designation.

Unless otherwise indicated, to the Company’s knowledge, each person listed below has sole dispositive and voting power with respect to the shares of Common Stock and Preferred Stock, as applicable, shown below as beneficially owned by such person, except to the extent authority is shared by spouses under applicable law and except for the shares of Common Stock and Preferred Stock set forth next to the Company’s directors and executive officers as a group. For purposes of calculating the percentages below as of May 9, 2011, (a) 10,770,083 shares of Common Stock, and (b) 113,960.90289 shares of Preferred Stock, initially convertible into an aggregate of 303,895,741 shares of Common Stock (subject to the limitations on conversion described above and set forth in the Certificate of Designation), were issued and outstanding.

Beneficial ownership and percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. The inclusion in the following table of those shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares.

	Amount and Nature of Beneficial Ownership				Percent of Class				Pro Forma Amount and Nature of Beneficial Ownership (Giving Effect to Reverse Split) (3)			Pro Forma Percent of Class (Giving Effect to Reverse Split) (3)
Name and Address of Beneficial Owner (1)	Series A Convertible Preferred Stock		Common Stock (2)		Series A Convertible Preferred Stock		Common Stock (2)		Series A Convertible Preferred Stock	Common Stock		Series A Convertible Preferred Stock	Common Stock
Gary Winemaster (4)	62,079.57914		27,283,588		54.47%		86.47%		—	5,376,423		—	54.68%
Thomas Somodi (5) (6)	9,596.09002		4,212,670		8.42%		30.13%		—	830,924		—	8.45%
Kenneth Winemaster (6)	33,291.30775		14,645,579		29.21%		66.83%		—	2,883,651		—	29.33%
Kenneth Landini (6)	590.01600		197,531		0.52%		1.80%		—	49,168		—	0.50%
H. Samuel Greenawalt (6)	—		—		—		—		—	—		—	—
Ryan Neely (7)	—		—		—		—		—	—		—	—
Austin W. Marxe and David M. Greenhouse (9)	7,000		2,343,526		6.14%		17.87%		—	875,000	(10)	—	8.64	%(10)
Park West Asset Management LLC Peter S. Park (11)	3,000	(12)	1,004,368	(13)	2.63	%(12)	8.53	%(13)	—	375,000	(14)	—	3.77	%(14)
BTG Investments LLC (15)	2,514		841,661		2.21%		7.25%		—	314,250	(16)	—	3.16	%(16)
All directors and executive officers as a group (6 persons) (8)	95,960.90289		42,126,698		84.21%		98.20%		—	8,309,242		—	84.50%

(1)	Unless otherwise indicated, the address of each person or entity is c/o Power Solutions International, Inc., 655 Wheat Lane, Wood Dale, IL 60191.
(2)	Reflects the shares of Common Stock issuable upon conversion of Preferred Stock, subject to the limitations on conversion of Preferred Stock set forth in the Certificate of Designation.
(3)	Includes the shares of Common Stock issuable upon automatic conversion of each share of Preferred Stock upon effectiveness of the Reverse Split.
(4)	Includes shares of Preferred Stock and Common Stock acquired by Mr. Somodi pursuant to the Merger Agreement which Mr. Winemaster has agreed to purchase pursuant to the Principal Purchase and Sale Agreement. Excluding such shares, Mr. Winemaster would beneficially own 52,483.48912 shares, or approximately 46.05%, of the Preferred Stock, and 23,070,918 shares of the Common Stock, or approximately 81.40%, and 4,545,499 shares, or approximately 46.23%, of the Common Stock and no shares of Preferred Stock on a pro forma basis as if the Reverse Split occurred contemporaneously with the closing of the Merger.
(5)	Includes shares of Preferred Stock and Common Stock acquired by Mr. Somodi pursuant to the Merger Agreement which Mr. Somodi has agreed to sell pursuant to the Principal Purchase and Sale Agreement. Giving effect to the sale of such shares as if it occurred concurrently with the closing of the Merger, Mr. Somodi would not beneficially own any shares of Preferred Stock or Common Stock.
(6)	Term for service on the Board commences on the Effective Date. See “Executive Officers and Directors After the Merger” below.
(7)	The address for Ryan Neely is 336 Plaza Estival, San Clemente, CA 92672. Ryan Neely resigned from his position as the only executive officer of Format effective as of April 29, 2011, immediately following the closing of the Merger and the Private Placement, and resigned as a director effective as of the Effective Date.

(8)	Includes each of Thomas Somodi, Kenneth Winemaster, Kenneth Landini and H. Samuel Greenawalt, in each case whose term for service on the Company’s board of directors commences on the Effective Date, and Ryan Neely, who resigned from his position as the only executive officer of Format effective as of April 29, 2011, immediately following the closing of the Merger and the Private Placement, and resigned as a director effective as of the Effective Date. See “Executive Officers and Directors After the Merger” below. Accordingly, after Mr. Neely’s resignation from the Board becomes effective, the Board will consist of five directors.
(9)	MGP Advisers Limited Partnership (“MGP”) is the general partner of the Special Situations Fund III QP, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Fund III QP, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above. The address for Messrs. Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, NY 10022.
(10)	Includes an aggregate of 291,667 shares of Common Stock issuable upon exercise of warrants issued to Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P. and Special Situations Private Equity Fund, L.P., in the aggregate, in the Private Placement, at an exercise price of $13.00 per share (as adjusted for the Reverse Split).
(11)	Peter S. Park is the sole member and manager of Park West Asset Management LLC (“PWAM”), the investment manager of Park West Investors Master Fund, Limited (“PWIMF”) and Park West Partners International, Limited (“PWPI”), and Mr. Park and PWAM have voting and dispositive control over securities held by PWIMF and PWPI. The address for each of PWAM and Peter S. Park is c/o Park West Asset Management LLC, 900 Larkspur Landing Circle, Suite 165, Larkspur, CA 94939.
(12)	Includes 2,425 and 575 shares of Preferred Stock held by PWIMF and PWPI, respectively.
(13)	Includes 811,864 and 192,504 shares of Common Stock issuable to PWIMF and PWPI, respectively, upon conversion of Preferred Stock, subject to limitations set forth in the Certificate of Designation.
(14)	Includes an aggregate of 125,000 shares of Common Stock issuable upon exercise of warrants issued to PWPI and PWIMF in the Private Placement at an exercise price of $13.00 per share (as adjusted for the Reverse Split).
(15)	Byron C. Roth and Gordon J. Roth share voting and dispositive control over securities held by BTG Investments LLC. Additionally, Gordon J. Roth individually holds 70 shares of Preferred Stock and 23,435 shares of common stock issuable to him upon conversion of Preferred Stock, subject to limitations set forth in the Certificate of Designation. The address for BTG Investments LLC is 24 Corporate Plaza, Newport Beach, CA 92660.
(16)	Includes 104,750 shares of Common Stock issuable upon exercise of warrants issued to BTG Investments LLC in the Private Placement at an exercise price of $13.00 per share (as adjusted for the Reverse Split).

DIRECTORS AND OFFICERS

AFTER THE MERGER

Prior to the closing of the Merger and the Private Placement, Ryan Neely was the sole member of the Board, and the only executive officer of the Company. The Articles of Incorporation and the Company’s bylaws provide that the Board has the authority to set the size of the Board from between one and 15 directors and, pursuant thereto, immediately prior to the consummation of the Merger, the Stock Repurchase and the Private Placement, the Board expanded the size of the Board to six members. Pursuant to the terms of the Articles of Incorporation, the Board is classified with respect to the terms for which its members will hold office by dividing the members into three classes, with the terms of the directors of one class expiring at each annual meeting of the Company’s shareholders, subject to the appointment and qualification of their successors. However, pursuant to the Private Placement Purchase Agreement, the Company agreed to a form of certificate of incorporation for the surviving entity in the Migratory Merger, which certificate of incorporation will declassify the Company’s board of directors. Accordingly, upon the consummation of the Migratory Merger, and the declassification of the Company’s board of directors, each of the Company’s directors will hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified. See “—Terms of Office” below.

Mr. Neely, as the sole member of the Board, approved the appointment of Gary Winemaster to fill one of the newly-created vacancies on the Board as a member of Class I of the Board, effective immediately following the closing of the Merger and the Private Placement, and approved the appointments of (1) Thomas Somodi as a member of Class III of the Board, (2) each of Kenneth Winemaster and Kenneth Landini as a member of Class II of the Board, and (3) H. Samuel Greenawalt as a member of Class I of the Board, to fill the remaining vacancies on the Board, in each case effective as of the Effective Date. In connection with such action, Mr. Neely designated himself as a member of Class III of the Board. Accordingly, as of May 13, 2011, the date of this Information Statement, Ryan Neely and Gary Winemaster are the only members of the Board.

Concurrently with the appointment and designation by Mr. Neely of the new members of the Board in connection with the Merger and the Private Placement, Mr. Neely appointed the following persons as the new executive officers of the Company, effective immediately following the closing of the Merger and the Private Placement: Gary Winemaster – Chairman of the Board, Chief Executive Officer and President; Thomas Somodi – Chief Operating Officer and Chief Financial Officer, and Kenneth Winemaster – Senior Vice President and Secretary. These individuals held prior to the Merger, and currently hold, the same positions with The W Group, the Company’s wholly-owned subsidiary through which the Company conducts its business, provided that Gary Winemaster was also appointed as the Chairman of the Board effective immediately following the closing of the Merger and the Private Placement. In connection with the consummation of the Merger and the Private Placement, the Company agreed to endeavor to hire a new Chief Financial Officer as soon as reasonably possible. The Company believes that its hiring of a new Chief Financial Officer will allow Mr. Somodi (who is expected to continue as the Company’s Chief Operating Officer) to focus his efforts on his operational and strategic responsibilities with the Company. The Company’s officers are elected annually by the Board and serve at the discretion of the Board.

Prior to the closing of the Merger and the Private Placement, Ryan Neely delivered his irrevocable resignation from each office held by him with the Company, effective immediately following the closing of the Merger and the Private Placement, and from the Board, effective on the Effective Date. On April 29, 2011, the board of directors of the Company accepted Mr. Neely’s resignation from the offices held by him with the Company, effective immediately following the closing of the Merger and the Private Placement, and accepted his resignation from the Board, effective on the Effective Date.

Gary Winemaster, Thomas Somodi, Kenneth Winemaster, Kenneth Landini and H. Samuel Greenawalt were all directors of The W Group immediately prior to the closing of the Merger. Pursuant to the terms of the Private Placement Purchase Agreement, the Company agreed to take action such that, no later than 180 days following the closing of the Private Placement, the Board will consist of five or greater directors, a majority of whom will constitute “independent directors” as defined by the marketplace rules of The NASDAQ Stock Market. See “Corporate Governance –Composition of the Board of Directors and Director Independence” below.

The following table sets forth information concerning the Company’s executive officers and directors and each person named to become a director on the Effective Date, including their ages and their position(s) with the Company and, with respect to the Company’s directors and each person named to become a director on the Effective Date, the expiration of their current terms and the class of directors of which they are, or will become on the Effective Date, as applicable, members. For purposes of the discussion below, unless the context otherwise requires, “we,” “our,” “us,” “our company” and similar expressions used in this section refer to The W Group prior to the closing of the Merger on April 29, 2011, and Power Solutions International, Inc. (f/k/a Format, Inc.), as successor to the business of The W Group, following the closing of the Merger. In other words, other than with respect to Ryan Neely, references below to service on the Board or as one of the Company’s executive officers prior to the Merger means service on the board of directors, or as an executive officer, as applicable, of The W Group.

Name	Age	Position	Executive Officer Since (1)	Director Since		Term Expires	Class of Director
Gary Winemaster	53	Chairman of the Board, Chief Executive Officer and President	2001	2001	(2)	2013	I
Thomas Somodi (3)	58	Director, Chief Operating Officer and Chief Financial Officer	2005	2005	(2)	2011	III
Kenneth Winemaster (3)	47	Director, Senior Vice President and Secretary	2001	2001	(2)	2012	II
Kenneth Landini (3)	54	Director	N/A	2001	(2)	2012	II
H. Samuel Greenawalt (3)	82	Director	N/A	2001	(2)	2013	I
Ryan Neely (4)	39	Director	N/A	2001		(4)	III

(1)	Includes service as an executive officer of The W Group, the Company’s wholly-owned subsidiary through which the Company now operates its business, through the consummation of the Merger.
(2)	Includes service as a member of the board of directors of The W Group through the consummation of the Merger.
(3)	Term for service on the Board commences on the Effective Date.
(4)	Resigned as a director effective as of the Effective Date.

Executive Officers/Directors

The following information pertains to the Company’s executive officers who also serve as directors, their principal occupations and other public company directorships for at least the last five years and information regarding their specific experiences, qualifications, attributes and skills.

Gary Winemaster has served as our Chief Executive Officer and President and as a director since 2001, and served as the Chief Executive Officer and President of Power Great Lakes (which, prior to the incorporation of our company in 2001, was the parent operating company of our business, and is currently our wholly-owned subsidiary) from 1992 until our incorporation in 2001. In connection with the Merger, Mr. Winemaster was also appointed as the Chairman of the Board. Mr. Winemaster is a co-founder of our company, and has played a significant role in developing and expanding our presence as a distributor of alternative fuel spark-ignited and diesel power systems. Prior to serving in his role as Chief Executive Officer and President of our company and of Power Great Lakes, Mr. Winemaster served as the Vice President of Sales for Power Great Lakes. Prior to founding our company, Mr. Winemaster worked in sales management for the European operations, with territory responsibility for the German, Scandinavian and Benelux markets, of Guardian Industries, a United States glass manufacturer. Mr. Winemaster holds a Bachelor of Science degree from the Wharton School at the University of Pennsylvania.

The Board believes that Mr. Winemaster, as the Company’s Chief Executive Officer and President and as a co-founder of our company, should serve as a director because of Mr. Winemaster’s unique understanding of the opportunities and challenges that we face and his in-depth knowledge about our business, including our customers, products, operations and key business drivers, and our long-term growth strategies, derived from his long service as our Chief Executive Officer and President.

Thomas Somodi has served as our Chief Operating Officer and Chief Financial Officer and as a director since 2005, and previously served as a consultant to us from 2002 to 2005. Mr. Somodi has over 30 years of experience in domestic and international corporate reorganizations, acquisitions, divestitures and greenfield expansions covering the U.S., the United Kingdom, South Africa, Canada, Mexico, Japan, the Caribbean, Germany and Australia. From 1980 to 1998, Mr. Somodi served as the Corporate Controller and, for a portion of such period, as VP of Finance of International Operations for Albert Trostel & Sons Company/Everet Smith Group, LTD, an international holding company with a significant presence in the leather tanning, precision molding, metal fabrication and foundry industries. Mr. Somodi served as an executive consultant for Crowe Chizek and Company LLC, a consulting and accounting practice company, from 1998 to 2000, and has personally owned and overseen eight independent companies covering pallet & crate manufacturing, packaging, lumber mill operations, furniture manufacturing, internet technology, media & advertising, access control/security and merchant processing services. Mr. Somodi holds a Masters of Science in management from the University of Wisconsin-Milwaukee, and a Bachelor of Business Administration in finance from the University of Wisconsin-Milwaukee. Mr. Somodi is also a certified public accountant in the state of Wisconsin.

The Board believes that Mr. Somodi should serve as a director because of his significant executive experience, his financial and accounting expertise, and his extensive knowledge of our business and operations, which he has acquired through his service as our Chief Operating Officer and Chief Financial Officer.

Kenneth Winemaster has served as our Senior Vice President and Secretary and as a director since 2001. Mr. Winemaster has primary responsibility for our relationships and operations with Caterpillar and Perkins. Mr. Winemaster has expertise in raw material procurement, assembly and shipping.

The Board believes that Mr. Winemaster, as the Company’s Senior Vice President, should serve as a director because of his extensive knowledge of our industry and in-depth knowledge of our business and operations.

Other Directors

The following information pertains to our non-employee directors, their principal occupations and other public company directorships for at least the last five years and information regarding their specific experiences, qualifications, attributes and skills.

H. Samuel Greenawalt has served as a director since 2001. Mr. Greenawalt has over 50 years of experience in the banking industry. Over the past 25 years, Mr. Greenawalt has served an instrumental advisory role in helping us achieve our growth initiatives and address our financial requirements. Since 2000, Mr. Greenawalt has served as a vice president of Sulpho Technologies, LLC, an automotive component service-provider, for which Mr. Greenawalt is also a partner and owner. From 1959 to 1995 Mr. Greenawalt served as executive vice president at Michigan National Bank, a mid-sized Midwestern bank. Mr. Greenawalt has served as a director of Williams Controls, Inc., a publicly held manufacturer of electronic throttle controls for commercial vehicles, since 1993 and currently serves as the chairman of the audit committee and as a member of the governance and nominating committee of the board of directors of Williams Controls. Mr. Greenawalt holds a Bachelor of Science degree from the Wharton School at the University of Pennsylvania, and is a graduate of the University of Wisconsin Banking School.

The Board believes that Mr. Greenawalt should serve as a director because of his experience on the board of directors of another public company, which the Board believes will be beneficial to us as we move forward as a public company, as well as Mr. Greenawalt’s relevant business experience and his extensive financial expertise, which he has acquired through his years of experience in the banking industry.

Kenneth Landini has served as a director since 2001 and assisted in the development and growth of the business of our company since 1985. Mr. Landini previously served as the Vice President of Finance for our subsidiary, Power Great Lakes, Inc., from December 1985 to March 1988, and assisted us in establishing distributor relationships and expanding the territories into which we provide our power systems. Mr. Landini is a partner and co-founder of Landini, Reed & Dawson, P.C., a certified public accounting and consulting firm in southeastern Michigan, which was established in 1988. Mr. Landini has served as a certified public accountant for Landini, Reed & Dawson, P.C. since its inception. Mr. Landini holds a Bachelor of Arts degree from Albion College and is a licensed certified public accountant in the state of Michigan.

The Board believes that Mr. Landini should serve as a director because of his significant knowledge of our industry, his prior experience with our business and his financial expertise, which will be important as the Board exercises its oversight responsibility regarding the quality and integrity of our accounting and financial reporting processes and the auditing of our financial statements.

Resigning Director

Ryan A. Neely served as the president and secretary of Format, Inc. (now known as Power Solutions International, Inc.) from April 2001 to April 29, 2011, the closing date of the Merger, and as Format, Inc.’s chief financial officer from April 2001 to February 2003, and then from April 2004 to April 29, 2011. Mr. Neely has also served as a director of Format, Inc. since April 2001 and, as of the date of this Information Statement, continues to serve as a director of the Company. In connection with the Merger, Mr. Neely delivered his irrevocable resignation from each office held by him with Format, Inc., effective immediately following the closing of the Merger and the Private Placement, and from the Board, effective on the Effective Date. Prior to the closing of the Merger, Mr. Neely managed all aspects of Format, Inc.’s operations, including marketing and sales of Format, Inc.’s services. From 2000 to 2001, Mr. Neely was the chief executive officer of JPAL, Inc., an Internet-based provider of vacation rental properties and services. From May 1999 to September 1999, Mr. Neely worked as a sales account manager for Unified Research Laboratories, Inc., which was acquired by Symantec Corporation. Unified Research Laboratories, Inc. was a developer of Internet content-control software and web filtering technologies. From 1996 to August 1998, Mr. Neely worked as a regional sales manager, where he was responsible for all enterprise sales, for Log-On Data Corp., Inc., which has since changed its name to 8e6 Technologies, Inc.

Terms of Office

As of the Effective Date, the Board will consist of five directors. Pursuant to the terms of the Articles of Incorporation, the Board is classified with respect to the terms for which its members will hold office by dividing the members into three classes, with the terms of the directors of one class expiring at each annual meeting of the Company’s shareholders, subject to the appointment and qualification of their successors. The term of service on the Board for directors in (1) Class I will expire at the 2013 annual meeting of the Company’s shareholders, (2) Class II will expire at the 2012 annual meeting of the Company’s shareholders, and (3) Class III will expire at the 2011 annual meeting of the Company’s shareholders. Each director will continue to serve as a director of the Company until such director’s term expires and such director’s successor is duly elected and qualified. However, pursuant to the Private Placement Purchase Agreement, the Company agreed to a form of certificate of incorporation for the surviving entity in the Migratory Merger, which certificate of incorporation will declassify the Company’s board of directors. Accordingly, upon the consummation of the Migratory Merger, pursuant to the Company’s certificate of incorporation then-in effect, each of the Company’s directors will then hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified.

Family Relationships

Gary Winemaster, the Company’s Chairman of the Board, Chief Executive Officer and President, and Kenneth Winemaster, the Company’s Senior Vice President (and who will become a member of the Board on the Effective Date), are brothers. There are no other family relationships among the Company’s directors or executive officers or any person named to become a director on the Effective Date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Principal Purchase and Sale Transaction

The W Group and Thomas Somodi, its Chief Operating Officer and Chief Financial Officer, previously entered into (1) a subscription agreement, dated as of April 16, 2005, as amended by the amendment to subscription agreement, effective as of January 1, 2008 (the “Somodi Subscription Agreement”), and (2) an employment agreement, dated as of April 16, 2005, as amended by the amendment to employment agreement, effective as of January 1, 2008. See “Executive Compensation – Employment Agreements” for a description of this employment agreement between Mr. Somodi and The W Group. Pursuant to the Somodi Subscription Agreement, Mr. Somodi acquired shares of common stock of The W Group, which represented 10% of the issued and outstanding shares of common stock of The W Group as of the date of such agreement and immediately prior to the closing of the Merger, and the Somodi Subscription Agreement provided that, upon any issuance or change in the structure of capital stock, The W Group would make an equitable adjustment to the shares held by Mr. Somodi so that Mr. Somodi would maintain an interest equal to 10% of the fully diluted capital stock of The W Group. The Somodi Subscription Agreement further provided (1) Mr. Somodi with the right to require The W Group to purchase his shares, and (2) The W Group with the right to require Mr. Somodi to sell his shares to The W Group, upon The W Group’s achievement of certain thresholds relating to the valuation of The W Group. Pursuant to the Somodi Subscription Agreement, Mr. Somodi further agreed to sell his shares, if requested by The W Group, to a third party in connection with a sale of The W Group.

Pursuant to the Merger Agreement, in exchange for all of the outstanding shares of common stock of The W Group held by the three stockholders of The W Group at the closing of the Merger, the Company issued an aggregate of 10,000,000 shares of Common Stock and 95,960.90289 shares of Preferred Stock to the three stockholders of The W Group. Pursuant to the Principal Purchase and Sale Agreement, entered into on April 28, 2011, and effective on the closing of the Merger, Gary Winemaster agreed to purchase from Mr. Somodi, and Mr. Somodi agreed to sell to Mr. Winemaster, 1,000,000 shares of Common Stock and 9,596.09002 shares of Preferred Stock (in each case without giving effect to the Reverse Split), representing all of the shares of Common Stock and Preferred Stock acquired by Mr. Somodi pursuant to the Merger Agreement, at an initial closing to occur within 90 days following the closing of the Merger, in exchange for (1) a cash payment equal to $2,500,000, payable at such initial closing, (2) an additional cash payment equal to $1,750,000, payable after the earlier of the hiring by the Company of a new Chief Financial Officer (which the Company has agreed to do as soon as reasonably practicable) and April 29, 2013, two years after the closing of the Merger (provided that Mr. Winemaster has agreed to make such payment in no event later than the later of 60 days after such earlier date and eight months following the closing of the Merger), and (3) Mr. Winemaster’s agreement to transfer to Mr. Somodi shares of Common Stock, or cash payment in lieu thereof, upon the Company’s achievement of certain market value per share of Common Stock milestones, as described in detail below.

Pursuant to the terms of the Principal Purchase and Sale Agreement, after the initial payment of $2,500,000 at the initial closing, approximately 41% of the shares agreed to be purchased by Mr. Winemaster (on a pro forma, as-converted basis, without giving effect to any limitations on conversion set forth in the Certificate of Designation) will be held in escrow until the remaining $1,750,000 payment has been delivered pursuant to the terms of the Principal Purchase and Sale Agreement. At Mr. Winemaster’s election, in lieu of depositing such shares to be held in escrow, Mr. Winemaster may pledge such shares to Mr. Somodi to secure Mr. Winemaster’s obligation to make the remaining $1,750,000 payment to Mr. Somodi.

As additional consideration for the acquisition by Mr. Winemaster of the shares issued to Mr. Somodi in the Merger, Mr. Winemaster agreed to deliver to Mr. Somodi, within 90 days of the first date on which the Company first achieves Common Stock market value per share milestones as follows: (A) an aggregate of 3,933,333 shares of Common Stock (122,917 shares giving effect to the Reverse Split) after the first period of 10 consecutive trading days after the effectiveness of the Reverse Split on each of at least seven of which the market value per share of the outstanding Common Stock (calculated in accordance with the Principal Purchase and Sale Agreement) is at least $0.6356 ($20.3392 giving effect to the Reverse Split); (B) an additional aggregate of 4,720,000 shares of Common Stock (147,500 shares giving effect to the Reverse Split) after the first period of 10 consecutive trading days after the effectiveness of the Reverse Split on each of at least seven of which the market value per share of the outstanding Common Stock (calculated in accordance with the Principal Purchase and Sale Agreement) is at least $0.7945 ($25.424 giving effect to the Reverse Split); and (C) an additional aggregate of 3,146,656 shares of Common Stock (98,333 shares giving effect to the Reverse Split) after the first period of 10 consecutive trading days after the effectiveness of the Reverse Split on each of at least seven of which the market value per share of the outstanding Common Stock (calculated in accordance with the Principal Purchase and Sale Agreement) is at least $0.9534 ($30.5088 giving effect to the Reverse Split). All share numbers and share prices set forth above are subject to adjustment for stock splits, stock dividends and other similar transactions, as set forth in the Principal Purchase and Sale Agreement. Mr. Winemaster may, at his sole option and in lieu of delivering shares of Common Stock to Mr. Somodi as described above, elect to make a payment to Mr. Somodi equal to the then-market value of the shares Mr. Winemaster would otherwise be required to deliver pursuant to the provisions described above. Mr. Winemaster’s obligation will expire if the Company has not achieved the applicable market value per share of Common Stock milestones by the fifth anniversary of the closing of the Merger.

Prior to the closing of the Merger, and in connection with Mr. Winemaster and Mr. Somodi entering into the Principal Purchase and Sale Agreement, (i) on April 28, 2011, The W Group and Mr. Somodi entered into a Termination Agreement, pursuant to which each of Mr. Somodi’s employment agreement with The W Group (the term of which expired in April 2010) and the Somodi Subscription Agreement, were terminated effective upon the closing of the Merger; and (ii) on April 29, 2011, the Company and Mr. Somodi entered into a new employment agreement, which sets forth the terms of Mr. Somodi’s employment with the Company. See “Executive Compensation – Employment Agreements” for a description of the Company’s new employment agreement with Mr. Somodi.

Other Transactions with The W Group

The W Group has engaged (and the Company continues to engage) Landini, Reed & Dawson, a certified public accounting and consulting firm, to prepare tax returns and to provide other tax advice and consultation services, including in respect of the Merger, the Private Placement and the other transactions consummated in connection therewith. Kenneth Landini, who was a director of The W Group prior to the consummation of the Merger and will become a member of the Board in connection with the consummation of the Merger as discussed in this Information Statement, is a partner and co-founder of Landini, Reed & Dawson, P.C. During The W Group’s fiscal year ended December 31, 2010 (“fiscal 2010”) and three-month period ended March 31, 2011, Landini, Reed & Dawson, P.C. charged $123,223 and $48,780, respectively, for its services provided to The W Group during such periods.

For each of fiscal 2010 and The W Group’s fiscal years ended December 31, 2009 (“fiscal 2009”) and 2008 (“fiscal 2008”), William Winemaster (the father of Gary Winemaster and Kenneth Winemaster, the Company’s Chairman of the Board, Chief Executive Officer and President and the Company’s Senior Vice President and Secretary, respectively), serving as an employee performing consulting and advisory type services for The W Group and its subsidiaries, received (1) annual salaries of $138,158, $127,744 and $127,744, respectively, (2) payments for automobiles and related auto insurance premiums equal to $9,927, $12,767 and $12,643, respectively, and (3) payments related to mobile telephone service equal to $1,295, $1,240 and $1,361, respectively. It is anticipated that William Winemaster will continue to serve as an employee of The W Group performing consulting and advisory type services going forward, and that Mr. Winemaster’s compensation for the Company’s fiscal year ended December 31, 2011 will be consistent with his compensation for such services in fiscal 2010.

In fiscal 2010, fiscal 2009 and fiscal 2008, The W Group had outstanding loans to each of Gary Winemaster and Kenneth Winemaster in the aggregate principal amount of $156,024 and $67,969, respectively. These loan amounts did not bear interest and were payable on demand by

The W Group. At December 31, 2010 and at March 30, 2011, the amounts outstanding on such notes were $156,024 and $67,969, respectively, which such amounts represent the largest principal amounts outstanding under these loans at any time during fiscal 2010, fiscal 2009 or fiscal 2008. Effective March 30, 2011 (prior to the consummation of the Merger), the board of directors of The W Group declared a non-cash offset dividend to each of Gary Winemaster and Kenneth Winemaster in amounts necessary to cancel the loans. Thomas J. Somodi, as a stockholder of The W Group, waived any right to receive any dividend payments as a result of the offset dividend received by Gary Winemaster. Kenneth Winemaster waived any right to receive any dividend in excess of the $67,969 offset dividend he received as a result of the offset dividend received by Gary Winemaster.

The W Group previously maintained a credit facility with Bank of America. In the year ended December 31, 2007 (“fiscal 2007”), H. Samuel Greenawalt, who will become a member of the Board as described in this Information Statement, and continues to serve as a member of the board of directors of The W Group, obtained a line of credit and used the proceeds therefrom to guarantee The W Group’s obligations under its credit facility with Bank of America. As a condition to Mr. Greenawalt obtaining this personal line of credit and guaranteeing The W Group’s obligations to Bank of America, The W Group agreed to guarantee Mr. Greenawalt’s personal line of credit and pay interest on the proceeds from Mr. Greenawalt’s line of credit at a rate of 11% per annum. In fiscal 2007 and fiscal 2008, The W Group paid to Mr. Greenawalt $43,250 and $57,750, respectively, representing interest on the proceeds from Mr. Greenawalt’s personal line of credit. In fiscal 2008, Mr. Greenawalt’s guarantee obligations were terminated, and his personal line of credit was paid in full and cancelled, thereby releasing The W Group’s guarantee obligations with respect to Mr. Greenawalt’s personal line of credit.

Format, Inc. Transactions

From time to time prior to the consummation of the Merger, Ryan Neely, Format’s sole director and executive officer immediately prior to the closing of the Merger, loaned amounts to Format for working capital purposes, which loans did not bear interest and were due on demand. As of December 31, 2010 and immediately prior to April 29, 2011, the closing date of the Merger, the outstanding principal amount on such loans was $114,156. The largest principal amount outstanding under these loans at any time during fiscal 2010, fiscal 2009 or fiscal 2008, or during the period commencing January 1, 2011 and ending April 29, 2011, was $168,177. During the period commencing January 1, 2008 through April 29, 2011 (but before closing the Stock Repurchase), Format repaid $62,041 in principal amount in respect of these loans to Mr. Neely. In connection with the Merger and the Private Placement, Format entered into the Repurchase Agreement, pursuant to which Format repurchased and cancelled 3,000,000 shares of Common Stock beneficially owned by Mr. Neely and his spouse, Michelle Neely, and Ryan and Michelle Neely released Format from any obligations Format had to them in respect of these loans (which, as of April 29, 2011, was $114,156 in principal amount), for aggregate consideration of $360,000. In addition, Ryan and Michelle Neely released Format from any obligations Format had to them in respect of any other amounts (including any accrued compensation) that may have at any time been owing from Format prior to the closing of the Merger. In connection with, but prior to, the closing of the Merger, Format used all of its available cash to settle all remaining liabilities that Format had prior to the consummation of the Merger.

Policies and Procedures for Related Party Transactions

The W Group has not maintained any formal, written policies with respect to the review of related party transactions. Historically, transactions involving The W Group and any of its directors, officers or employees, or any of their respective affiliates, had been reviewed on a case by case basis by members of The W Group’s management.

The Company has a Code of Ethics, which was adopted by Format before the consummation of the Merger and continues to apply to the Company’s directors, officers and employees, including the Company’s principal executive officer and principal financial and accounting officer (each, a “Covered Person” and, collectively, the “Covered Persons”). As provided in the Company’s Code of Ethics, each of the Company’s employees and officers (other than its principal executive officer and principal financial officer) is responsible for reporting to his or her immediate supervisor, and each director and each of the Company’s principal executive officer and its principal financial officer is responsible for reporting to the chairman of the audit committee, if such a committee is created, or, in the absence of an audit committee, to the chairman of the Board, any potential conflict of interest. The audit committee chairman, if any, or the chairman of the Board, as applicable, will determine if a conflict of interest exists, and if so determined, will determine the necessary resolution of such conflict. The Company intends to re-evaluate its policies and procedures relating to related party transactions, and anticipates adopting changes to its current written policy providing for the formal procedures through which any such potential transaction will be evaluated.

CORPORATE GOVERNANCE

The Company does not presently have, and prior to the consummation of the Merger Format did not have, standing audit, nominating or compensation committees of the Board or other committees of the Board performing similar functions. Prior to the consummation of the Merger and the Private Placement, Ryan Neely served as the sole executive officer, employee and director of Format, and Ryan Neely and his wife, Michelle Neely, were the beneficial owners of a substantial majority of the issued and outstanding shares of Format. In connection with Mr. Neely’s service as the sole executive officer and employee of Format, Mr. Neely received only nominal compensation for his services. As a result of such factors, the limited operations of Format and the fact that the board of directors of Format as a whole performed the duties of any such audit, nominating or compensation committee, Format and its board of directors determined that it was not necessary to have any such standing committees. In the future, the Board, as constituted on or after the Effective Date, may re-evaluate whether it is appropriate to establish standing audit, nominating and/or compensation committees; provided, that, until any such committees are established, the functions of such committees will continue to be performed by the whole Board.

Nominating Committee

The Company does not have a standing nominating committee and, accordingly, the Company does not have a nominating committee charter. Prior to the consummation of the Merger, the entire board of directors of Format participated in consideration of director nominees. The board of directors of Format considered candidates who have experience as board members or senior officers of a company or who are generally recognized in a relevant field as a well-regarded practitioner, faculty member or senior government officer. The board of directors of Format also evaluated whether the candidates’ skills and experiences were complementary to the skills and experience of the then-existing board of directors as well as the board of directors’ need for operational, management, financial, international, technological or other expertise. The board of directors of Format interviewed candidates that met the criteria and selected nominees that

Format’s board of directors believed best suited the Company’s needs. Format’s board of directors considered qualified candidates suggested by shareholders for director nominations, and did not evaluate candidates proposed by shareholders any differently than other candidates.

The Merger Agreement required that each of Gary Winemaster and each of the persons named to become members of the Board on the Effective Date be appointed to the Board, in accordance with the Merger Agreement and as described in this Information Statement. In connection with the Company’s entry into the Merger Agreement, Ryan Neely, as the sole member of the board of directors of Format immediately prior to the consummation of the Merger, considered the foregoing factors in evaluating the appropriateness of such appointments, and determined that the appointments of such persons to the Board were desirable and in the best interests of the Company. The Board, as constituted on or after the Effective Date, may re-evaluate its policies regarding consideration and nomination of director candidates, including those candidates recommended by shareholders of the Company. See “—Composition of the Board of Directors and Director Independence” for a discussion of factors, including backgrounds, experience and competencies, which the Board may consider in evaluating director nominees and the overall composition of the Board.

Audit Committee and Audit Committee Report

The Company does not have a standing audit committee and, accordingly, the Company does not have an audit committee charter. Prior to the consummation of the Merger, the board of directors of Format as a whole assumed the functions of an audit committee. The Board, as constituted on and after the Effective Date, may evaluate whether, after giving effect to the Merger, it is necessary or appropriate to establish a committee to exercise oversight responsibility regarding the quality and integrity of the Company’s accounting and financial reporting processes and the auditing of the Company’s financial statements and to serve other roles typically provided by an audit committee. In addition to considering the establishment of a standing audit committee, the Company may also consider the designation of an audit committee financial expert. See “—Composition of the Board of Directors and Director Independence.”

Audit Committee Report – In connection with the preparation and filing of Format’s annual report on Form 10-K for Format’s fiscal year ended December 31, 2010 (the “Format Form 10-K”), Ryan Neely, as the sole member of the board of directors, and as the sole executive officer and employee, of Format as of December 31, 2010 and as of March 28, 2011, the date on which Format filed with the SEC the Format Form 10-K:

(1)	reviewed and discussed the audited financial statements with Format’s independent auditors;

(2)	discussed with Format’s independent registered public accountants the matters required to be discussed by Statement on Auditing Standards No. 114 (SAS 114), “The Auditor’s Communication With Those Charged With Governance”;

(3)	discussed with Format’s independent registered public accountants the results of their audit and examination of Format’s consolidated financial statements, their evaluation of Format’s internal controls and their overall assessment of the quality of Format’s financial accounting and reporting functions;

(4)	reviewed the selection, application and disclosure of Format’s critical accounting policies pursuant to SEC Financial Release No. 60, “Cautionary Advice Regarding Disclosure of Critical Accounting Policies”; and

(5)	received and reviewed the written disclosures and the letter from Format’s independent registered public accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding Format’s independent accountant’s communications with Format’s board of directors concerning independence, and discussed with Format’s independent registered public accountants their independence.

Based on the review and discussions referred to above, Ryan Neely determined that the audited financial statements be included in the Format Form 10-K for its fiscal year ended December 31, 2010.

Sole Member of Format’s Board of Directors

as of December 31, 2010 and as of March 28, 2011, the date on which Format filed with the SEC the Format Form 10-K

Ryan A. Neely

Compensation Committee

The Company does not have a standing compensation committee, and, accordingly, the Company does not have a compensation committee charter. During fiscal 2010, the board of directors of Format performed the functions of a compensation committee. Prior to the consummation of the Merger, Ryan Neely determined his compensation for service as an executive officer and employee of Format for Format’s fiscal year ended December 31, 2010. Format did not utilize any compensation consultants related to the compensation of its sole executive officer for fiscal 2010. After the consummation of the Merger, the Company adopted The W Group’s compensation program for executive officers.

In fiscal 2010, The W Group paid its executive officers a mix of base salary and certain perquisites and other personal benefits, with compensation decisions being made by Gary Winemaster (the Chief Executive Officer and President of The W Group immediately prior to the consummation of the Merger, and now the Company’s Chairman of the Board, Chief Executive Officer and President) individually, or, where determined by Mr. Winemaster to be necessary or appropriate, in consultation with, and/or with the approval of, the board of directors of The W Group. As a private company, The W Group’s compensation plans were developed informally as indicated above. After the consummation of the Merger, it is anticipated that all future decisions regarding executive compensation will be the responsibility of the Board as a whole, as constituted after the Effective Date. The Board may evaluate in the future its policies and practices regarding executive and employee compensation.

Shareholder Communications

While the Company has not yet established Corporate Governance Guidelines which may establish means by which a holder of the Company’s securities may contact the Board, shareholders or other interested parties may communicate with the Board, or any individual member or members of the Board, by sending a letter to Power Solutions International, Inc., c/o Power Solutions International, Inc., 655 Wheat Lane, Wood Dale, Illinois 60191, Attention: Secretary. The Secretary will receive the correspondence and forward it to the Board or specified Board member or members to whom the communication is addressed.

Composition of the Board of Directors and Director Independence

The Company is not subject to listing requirements of any national securities exchange and, as a result, as of the date of this Information Statement, the Board is not required to be composed of a specified number of “independent directors.” The Board has determined that Mr. H. Samuel Greenawalt is a non-employee director who meets the applicable independence requirements for directors of The NASDAQ Stock Market. Pursuant to the Private Placement Purchase Agreement, the Company agreed to take action such that, no later than 180 days following the closing of the Private Placement, the Board will consist of five or greater directors, a majority of whom will constitute “independent directors” as defined by the marketplace rules of The NASDAQ Stock Market. Additionally, in the event the Common Stock becomes listed on a national securities exchange, the composition of the Board, and any future audit committee, compensation committee, nominating and corporate governance committee and any other committee of the Board, will be subject to the corporate governance provisions of such exchange, including rules relating to the independence of directors. Pursuant to the Private Placement Purchase Agreement, the Company has agreed to use its reasonable best efforts to list the Common Stock for trading on a national securities exchange as soon as reasonably practicable after the Company meets the initial quantitative listing standards of any such exchange. However, the Company cannot be certain that it will meet such initial listing standards or receive approval to list the Common Stock on any national securities exchange.

The Company intends to evaluate the composition and membership of the Board and consider adding additional members, including additional independent members, to the Board. In evaluating the composition of the Board, the Company may consider such factors as diversity of backgrounds, experience and competencies that the Board desires to have represented. These competencies may include independence; adherence to ethical standards; the ability to exercise business judgment; industry knowledge and experience and/or other relevant business or professional experience and the ability to offer the Company’s management meaningful advice and guidance based on that experience; and ability to devote sufficient time and effort to service as a director. The Company believes that each person who will be a member of the Board at the Effective Date possesses these qualities and has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to the Company and to the Board.

Board Leadership Structure and Role in Risk Oversight

Immediately prior to the consummation of the Merger, Ryan Neely served as the sole executive officer, employee and director of Format. While Format did not have, prior to the consummation of the Merger, a formal policy requiring combining or separating the roles of its principal executive officer and the chairman of the board, as a result of the limited nature of Format’s operations and resources and Mr. Neely’s position as the sole executive officer, employee and director of Format prior to the Merger, Mr. Neely served in both such capacities. Currently, Gary Winemaster serves as both the Chairman of the Board and the Chief Executive Officer of the Company. The Board believes that Mr. Winemaster is in the best position to serve as its chairman because he is very familiar with the Company’s business and the industries the Company serves and is most capable of effectively identifying the opportunities and challenges the Company faces. Because of his long service to The W Group as both its Chief Executive Officer and President, the Board believes that Mr. Winemaster is in the best position to lead discussions on and execute on the Company’s operating strategy and to develop agendas to ensure the Board is focusing on the issues that are most important to the Company’s long-term growth. For all of these reasons, the Board has determined that, currently, the most effective leadership structure is to have Mr. Winemaster lead both the Company as Chief Executive Officer and the Board as its chairman.

From time to time, the Company is exposed to risks, including strategic, operational, financial and compliance risks. Prior to the Merger, the full board of directors of Format was responsible for overseeing Format’s risk management process. As a result of Ryan Neely’s service as the sole executive officer and director of Format, Format’s board of directors was aware of all matters relating to the operations of Format. After the consummation of the Merger, and as a result of the appointment of new executive officers of the Company and members of the Board, as discussed in this Information Statement, the Board intends to evaluate the respective roles of the Board and the management of the Company in managing risks of the Company.

Board Meetings and Committees; Annual Meeting Attendance

During the fiscal year ended December 31, 2010, the board of directors of Format conducted all of its business by written consent without a meeting. The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings of shareholders.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current or proposed director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

EXECUTIVE COMPENSATION

Summary Compensation Table

Power Solutions International, Inc. (f/k/a Format, Inc.)

The table below summarizes the compensation earned for the fiscal years indicated for services rendered to Power Solutions International, Inc. (f/k/a Format, Inc.), in all capacities, by Ryan Neely, its only executive officer during the last fiscal year.

Name and Principal Position	Year	Salary (2)	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total (2)
Ryan Neely (1)	2010	$30,000	—	—	—	—	—	—	$30,000
	2009	$15,000	—	—	—	—	—	—	$15,000
	2008	—	—	—	—	—	—	—	—

(1)	Ryan Neely resigned from his position as the Company’s only executive officer effective as of April 29, 2011, immediately following the closing of the Merger and the Private Placement.
(2)	As of the closing of the Merger, $42,500 of such compensation for fiscal years 2010 and 2009 was accrued on the books and records of Format and, in connection with the consummation of the Merger, Mr. Neely released the Company from its obligation to pay Mr. Neely such $42,500 compensation amount for fiscal years 2010 and 2009 pursuant to the terms of the Repurchase Agreement.

The W Group, Inc.

The table below summarizes the compensation earned for the fiscal year indicated for services rendered to The W Group, in all capacities, by (i) its Chairman of the Board, Chief Executive Officer and President, (ii) its Chief Operating Officer and Chief Financial Officer and (iii) the only other executive officer of The W Group during the last fiscal year.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
Gary Winemaster	2010	$500,000	—	—	—	—	—	$37,655	(1)	$537,655
Chairman of the Board, Chief Executive Officer and President

Thomas Somodi	2010	$500,000	—	—	—	—	—	$41,897	(2)	$541,897
Chief Operating Officer and Chief Financial Officer

Kenneth Winemaster	2010	$250,000	—	—	—	—	—	$40,250	(3)	$290,250
Senior Vice President and Secretary

(1)	This amount consists of (1) payments for (a) use of an automobile for Gary Winemaster, including insurance premiums, car payments, gas, parking and other similar car-related expenses, (b) mobile telephone service for Gary Winemaster and members of his family, (c) internet and landline telephone service, (d) sporting event tickets, (e) airfare for Gary Winemaster’s spouse and other family members, (f) dining-related expenses and (g) other personal and entertainment expenses, and (2) use of The W Group’s country club membership. In addition, this amount includes $1,013 paid by The W Group in respect of gross-ups of taxes for The W Group’s fiscal year ended December 31, 2010. While the automobile for Gary Winemaster and sporting event tickets are used for both business and personal purposes, the amounts reflected in the table above are the full amounts paid therefor by The W Group.
(2)	This amount consists of payments for life insurance premiums, mobile telephone service, dining-related expenses and other personal and entertainment expenses. In addition, this amount includes (1) $5,341 paid by The W Group in respect of gross-ups of taxes for The W Group’s fiscal year ended December 31, 2010, and (2) $27,381 for reimbursement of expenses incurred for professional services provided in connection with the restructuring of Mr. Somodi’s employment relationship with, and ownership interest in, The W Group.
(3)	This amount consists of payments for (a) Kenneth Winemaster’s personal automobile, including insurance premiums, gas, satellite radio, parking and other similar car-related expenses, (b) use of a company automobile by Kenneth Winemaster’s spouse, including insurance premiums, car payments, gas, parking and other similar car-related expenses, (c) mobile telephone service for Kenneth Winemaster and members of his family, (d) sporting event tickets, (e) interest payments on credit cards of Kenneth Winemaster, (f) dining-related expenses and (g) other personal and entertainment expenses. While the automobile for Kenneth Winemaster and sporting event tickets are used for both business and personal purposes, the amounts reflected in the table above are the full amounts paid therefor by The W Group.

Employment Agreements

Other than the employment agreement entered into with Mr. Somodi at the closing of the Merger described below, as of the date of this Information Statement, the Company does not, and immediately prior to the consummation of the Merger The W Group did not, have any employment agreements in effect with any of its executive officers.

Mr. Somodi entered into an Employment Agreement with The W Group, dated as of April 16, 2005, which employment agreement was amended pursuant to the Amendment to Employment Agreement, dated as of January 1, 2008

(the “Employment Agreement Amendment”). Mr. Somodi’s employment agreement, as amended by the Employment Agreement Amendment, provided for a minimum annual base salary of $500,000, discretionary bonus payments by The W Group as deemed appropriate by The W Group and life insurance premiums. Pursuant to the Employment Agreement Amendment, in The W Group’s fiscal year ended December 31, 2008, Mr. Somodi was awarded a cash bonus of $92,555, representing 25% of the prepaid interest savings resulting from the termination of The W Group’s credit facilities then in effect with Bank of America. The term of Mr. Somodi’s employment agreement commenced in April 2005 and expired in April 2010.

The Company entered into a new employment agreement with Mr. Somodi, dated April 29, 2011 and effective as of January 1, 2011. This employment agreement is scheduled to expire on December 31, 2012, and provides for an annual base salary of $500,000 in each of calendar years 2011 and 2012. Pursuant to the employment agreement, Mr. Somodi is further (1) eligible for a bonus for each of calendar years 2011 and 2012, as determined in the discretion of the Board, and (2) eligible for equity compensation under any equity plan established and maintained by the Company.

If Mr. Somodi’s employment is terminated, then under his employment agreement, Mr. Somodi will receive the compensation described below. If Mr. Somodi violates the employment agreement’s restrictions on competing with the Company or soliciting the Company’s employees, customers or suppliers, the Company will have the right to terminate payment or provision of the compensation described below and the Company will be entitled to reimbursement of any of these amounts that it has paid prior to such violation. If prior to the expiration of the term of the employment agreement the Company terminates Mr. Somodi without Cause (as defined in the employment agreement and described below) and Mr. Somodi executes a general release, then Mr. Somodi will be entitled to receive the remainder of his base salary he would have received if he had remained employed through and including December 31, 2012. If prior to the end of the term of the employment agreement, Mr. Somodi’s employment is terminated for Cause, Mr. Somodi will not be entitled to any compensation or other benefits, other than eligibility, to the extent permissible, for continued coverage under the Company’s health benefit plans. Upon the termination of Mr. Somodi’s employment with the Company, to the extent permissible, Mr. Somodi will be eligible for continued coverage under the Company’s health benefit plans, provided that Mr. Somodi reimburses the Company for the cost of any such continued coverage.

For purposes of Mr. Somodi’s employment agreement, “Cause” means a conviction by him of a felony, his gross negligence, willful misconduct or unlawful conduct which results in significant financial loss or liability to the Company, his disability, his liquidation or other transfer of an aggregate of more than fifty percent of any shares of Common Stock Mr. Somodi has received from Gary Winemaster pursuant to the Principal Purchase and Sale Agreement, his breach of any of the provisions in the employment agreement regarding confidentiality and restrictions on competing with the Company or soliciting the Company’s employees, customers or suppliers, and other customary events specifically set forth in the employment agreement.

Potential Payments Upon Termination or Change-in-Control

Prior to the Merger, The W Group has paid premiums for life insurance policies on the lives of each of the Company’s current executive officers. However, no amounts are presented below for any of the Company’s executive officers other than Thomas Somodi, as Gary Winemaster and Kenneth Winemaster have historically funded premiums for such life insurance policies out of their respective base salaries. Further, pursuant to the Company’s employment agreement with Mr. Somodi entered into in connection with the closing of the Merger, Mr. Somodi is entitled to certain payments upon termination of his employment. See

“—Employment Agreements” above for a description of payments to which Mr. Somodi is entitled pursuant to his employment agreement. Other than these arrangements, the Company currently does not have any compensatory plans or arrangements that provide for any payments or benefits upon the resignation, retirement or any other termination of any of the Company’s executive officers, as the result of a change in control, or from a change in any executive officer’s responsibilities following a change in control.

The table below provides a quantitative analysis of the amount of compensation payable to Thomas Somodi in each situation involving a termination of employment, assuming that each had occurred as of December 31, 2010.

FISCAL 2010 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Name and Benefit	Death		Termination w/o Cause (other than Death) (1)	Termination with Cause (2)
Thomas Somodi
Life Insurance Policies	$2,000,000	(3)	$—	$—
Base salary	$—		$1,000,000	$—

Total:	$2,000,000	(3)	$1,000,000	$—

(1)	Assumes the Company’s new employment agreement with Thomas Somodi entered into in connection with the closing of the Merger was in place and effective as of December 31, 2010. All amounts presented were determined in accordance with Mr. Somodi’s new employment agreement and assumes that Mr. Somodi executes and delivers a general release in favor of the Company.
(2)	In the event Mr. Somodi’s employment is terminated for “Cause,” the Company will not have any further obligations with respect to Mr. Somodi’s employment (except for the payment of any base salary accrued through the date on which Mr. Somodi’s employment terminates).
(3)	Any such life insurance proceeds will be payable to the beneficiary of the policy in a single, lump-sum payment by the third-party insurance provider.

DIRECTOR COMPENSATION

During fiscal 2010, (1) no directors who were employees of The W Group were entitled to receive any compensation for serving as members of The W Group’s board of directors, and (2) no directors of Power Solutions International, Inc. (f/k/a Format, Inc.) were entitled to receive any compensation for serving as members of the Board. During fiscal 2010, The W Group did not have a standard compensation arrangement for the non-employee members of the board of directors of The W Group. The table below summarizes the compensation earned by each non-employee director for service on the board of directors of The W Group or Format, as applicable, for the last fiscal year.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
H. Samuel Greenawalt (1)	—	—	—	—	—	$11,057	(2)	$11,057
Kenneth Landini (1)	$10,000	—	—	—	—	—		$10,000
Robert Summers (3)	—	—	—	—	—	—		—
Peter Kristensen (4)	—	—	—	—	—	—		—

(1)	Includes compensation received in connection with his service on the board of directors of The W Group.
(2)	This amount consists of expenses related to use of an automobile for H. Samuel Greenawalt, including car payments and insurance premiums.
(3)	Served as a member of the board of directors of Format, Inc. (n/k/a Power Solutions International, Inc.) until his resignation effective April 8, 2010.
(4)	Served as a member of the board of directors of Format, Inc. (n/k/a Power Solutions International, Inc.) until his resignation effective May 16, 2010.

The Company is currently re-evaluating its director compensation programs and intends to adopt new programs in the near future. The Company expects that such new policies will, among other things, entitle each non-employee director to receive an annual retainer and/or participation fees for attendance at regular and special meetings of the Board and, if the Company adopts an equity compensation plan, equity awards granted under such plan. Pursuant to these new compensation policies, the Company will not pay additional compensation to its executive officers for their services as directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Exchange Act requires the Company’s officers and directors and persons who own greater than 10% of a registered class of the Company’s equity securities to file reports of ownership and changes in ownership with the SEC. Based solely on a review of the forms the Company has received, the Company believes that all Section 16 filing requirements applicable to Format’s officers, directors and 10% beneficial owners with respect to Format’s equity securities were complied with on a timely basis during fiscal 2010.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.